UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13D   Under the Securities Exchange Act of 1934
(Amendment No.)
(Name of Issuer) 		 MOD-PAC Corporation
(Title of Class of Securities)	  CL A
I (CUSIP Number)		  607495108
..,
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

      Paul J. Isaac
			Arbiter Partners
			149 Fifth Avenue, Fifteenth Floor
            New York, New York  10010
		      (212) 650-4670
(Date of Event which Requires Filing of this Statement)
			 August 2006
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-l(e), 240.13d-l(t) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d- 7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.
SEC 1746 (03-00)


CUSIP No. 607495108
1.	      Names of Reporting Persons.   I.R.S. Identification Nos.
of above persons (entities only)
Paul J. Isaac 		 	(principle reporting person)


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

(a)
      (b)  X
3.	       SEC Use Only

4.	Source of Funds (See Instructions)

      PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e).

No

6.	 Citizenship or Place of Organization

	 Delaware
      7.	Sole Voting Power

139,900 (Paul J. Isaac for Arbiter Partners, L.P.)

8.	Shared Voting Power

NA
9.	Sole Dispositive power
139,900 (Paul J. Isaac for Arbiter Partners, L.P.)
10.	Shared Dispositive Power

      NA

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

139,900 (Arbiter Partners, L.P.)

12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares    (see instructions)

NA
13.	Percent of Class Represented by Amount in Row (11)

		5.1%		Arbiter Partners, L.P.
14.	Type of Reporting Person (see instructions)

      PN  = Arbiter Partners, L.P.
Item 1. Security and Issuer


      MOD-PAC Corporation CL A
	1801 Elmwood Avenue
	Buffalo, NY 14207
	(716) 873-1269
Item 2. Identity and Background

 (a) Name

    Arbiter Partners, L.P. (Hedge Fund)
(b) Residence or business address


      Arbiter Partners, L.P.
	C/O Cadogan Management LLC
	149 Fifth Avenue, 15th Floor
	New York, New York  10010

		Paul J. Isaac - manager



(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

	Arbiter Partners, L.P.
	C/O Cadogan Management LLC
	149 Fifth Avenue, 15th Floor
	New York, New York 10010

 (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;
	None
(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment; decree or final order; and
	None
(f) Citizenship.
	United States
Item 3. Source and Amount of Funds or Other Consideration Purchases for Arbiter Partners, L.P., a securities investment partnership, were made with cash for partnership investment.
Item 4. Purpose of Transaction
The purchase of 139,900 shares of CL-A security of MOD-PAC Corporation from the Issuer from December 2005 until the present was made for investment purposes. There may be further purchases of the stock of the Issuer for investment purposes.
 Item 5. Interest in Securities of the Issuer


(a) State the aggregate number and percentage of the class of securities identified pursuant to Item I (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item
2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

Arbiter Partners, L.P. holds 139,900 of the issued CL-A shares of the Issuer, or 5.1%


(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

139,900 sole power to vote or to direct the vote and sole power to dispose or to direct the disposition for Arbiter Partners, L.P. (Paul J. Isaac, manager)
 (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (Section 240.13d-191 ), whichever is less, by the persons named in response to paragraph (a).
Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5( c ) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

	For Arbiter Partners, L.P.:

		3,700 shares were purchased on June 15, 2006, at the price per share of $10.0592
	      500 shares were purchased on June 21, 2006, at the price per share of $10.4300
		6,436 shares were purchased on June 22, 2006, at the price per share of $10.2666
		600 shares were purchased on June 22, 2006, at the price per share of $10.1700
		1,000 shares were purchased on July 06, 2006, at the price per share of $9.7700
		20 shares were purchased on July 07, 2006, at the price per share of $9.7700
		4,305 shares were purchased on August 10, 2006, at the price per share of $9.9028
		80 shares were purchased on August 11, 2006, at the price per share of $9.3100
		200 shares were purchased on August 11, 2006, at the price per share of $9.5100
		400 shares were purchased on August 11, 2006, at the price per share of $9.3200
		1000 shares were purchased on August 11, 2006, at the price per share of $9.5300
		3900 shares were purchased on August 11, 2006, at the price per
Share of $8.2546

		via Goldman Sachs Execution Clearing/SLK and initiated by Paul J. Isaac

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Paul J. Isaac has the power to direct the receipt of
dividends from or                     the proceeds from the
sale of such Securities. Arbiter Partners L.P. currently owns 5.1% of the stock.

 (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.
Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3( d)( I) and the note thereto.
	NA
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
		The reporting person, as the manager of Arbiter Partners, L.P., is understood by the partners of Cadogan Management, LLC to have sole power to vote and dispositive power over the securities purchased from this issuer.
Item 7. Material to Be Filed as Exhibits
LIMITED PARTNERSHIP AGREEMENT
of
ARBITER PARTNERS, LP
Dated as of October 1, 2005
The undersigned (herein called the Partners, which term shall include the General Partner (as defined herein) and any persons hereafter admitted to the Partnership (as defined herein) as limited partners (the Limited Partners ) of the Partnership pursuant to Article IV of this second amended and restated limited partnership agreement (the Agreement ) and shall exclude any persons who cease to be Limited Partners of the Partnership pursuant to Article V of this Agreement) hereby agree to form and hereby form, as of the date and year first above written, a partnership (herein called the Partnership ), pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. 17-101 et seq. (the
 Partnership Act ), which shall be governed by, and operated pursuant to, the terms and provisions of this Agreement. WHEREAS, on December 22, 2000 the Partnership was formed by the filing of the Certificate of Limited Partnership of the Partnership in the Office of the Secretary of State in the State of Delaware and the Partners entered into the Limited Partnership Agreement dated as of March 1, 2001; and
WHEREAS, the Limited Partnership Agreement was superseded by the Amended and Restated Limited Partnership Agreement of January 1, 2005;
WHEREAS, the Partners desire to amend and restate the Amended and Restated Limited Partnership Agreement in its entirety by entering into this Second Amended and Restated Limited Partnership Agreement;
NOW, THEREFORE, the parties hereto hereby covenant and agree as follows:


Organization
            CONTINUATION. (a) The Partners hereby continue the Partnership as a limited partnership pursuant to the Partnership Act.
(b)	The Amended and Restated Agreement is hereby superseded in
its entirety by this Agreement.
            PARTNERSHIP NAME; GENERAL PARTNER; MANAGEMENT COMPANY. The Partnership shall do business under the name of Arbiter Partners, LP. The Partnerships general partner shall be
Broken Clock Management, L.L.C., a Delaware limited liability company (the General Partner), and its permitted successors and assignees. The Partnerships management company shall be Cadogan Management, L.L.C., a Delaware limited liability company (the Management Company ).
            FISCAL YEAR. The Fiscal Year of the Partnership shall end on December 31 of each year or, if such day is not a Business Day (as defined herein), as of the Business Day immediately preceding December 31. The General Partner in its sole discretion may change the Partnerships Fiscal Year.
            PURPOSE. The Partnership is organized for the purpose of making investments in accordance with the Partnerships objectives and policies set forth in the Confidential Private Placement Memorandum of the Partnership dated October 2005, as supplemented or otherwise modified from time to time (the
 Memorandum ).  The Partnership shall have the power to engage in all activities and transactions that the General Partner
deems necessary or advisable in connection with the foregoing
(but subject at all times to any restrictions set forth in the Memorandum), including, without limitation:
      To invest and trade, on margin,  long,   short  or
otherwise (i) in capital stock, shares of beneficial
interest, warrants, bonds, notes, debentures, whether subordinated, convertible or otherwise, mutual funds, partnership interests, money market funds, commercial
paper, certificates of deposit, bank debt, trade claims, obligations of the United States, any State thereof, any foreign government or international agency and
instrumentalities of any of them, American Depositary
Receipts, long term equity appreciation securities,
bankers acceptances, trust receipts and other obligations,
and instruments or evidences of indebtedness commonly
referred to as securities of whatever kind or nature of any person, corporation, partnership, trust, government or entity whatsoever, (ii) in rights and options relating
thereto (including covered and naked put and call options), whether readily marketable or not, and (iii) subject to compliance with all applicable regulatory and registration requirements, in commodities, commodity contracts, commodity futures contracts, forward contracts, options,
 spot  transactions and swap arrangements involving stock
indexes or other indexes, financial instruments, interest
rates and currencies (all items listed in clauses (i)
through (iii) being called herein a  Security  or
 Securities ), and to sell Securities short and cover such
sales, all as determined by the General Partner;
      To engage in any other lawful transactions in
Securities that the General Partner from time to time
determines;
      To lend any of its Securities, as determined by the
General Partner;
      To possess, transfer, mortgage, pledge or otherwise
deal in, and to exercise all rights, powers, privileges and
other incidents of ownership or possession with respect to, Securities and other property and funds held or owned by the Partnership, and to secure the payment of such or other obligations of the Partnership by mortgage upon, or hypothecation or pledge of, all or part of the property of
the Partnership, whether at the time owned or thereafter
acquired, as determined by the General Partner;
      To borrow or raise moneys and to issue, accept,
endorse and execute promissory notes, drafts, bills of
exchange, warrants, bonds, debentures and other negotiable
or non-negotiable instruments and evidences of
indebtedness, as determined by the General Partner;
      To maintain for the conduct of Partnership affairs one
or more offices and in connection therewith rent or acquire
office space, engage personnel, whether part time or full
time, and do any other acts that the General Partner deems necessary or advisable in connection with the maintenance and administration of such office or offices;
      To engage attorneys, independent accountants,
consultants and any other Persons that the General Partner
deems necessary or advisable;
      To do all acts on behalf of the Partnership, and
exercise all rights of the Partnership, with respect to its interest in any person, firm, corporation or other entity, including, without limitation, participation in arrangements with creditors, the institution and settlement
or compromise of suits and administrative proceedings and
other similar matters; and
      To do any other act that the General Partner deems
necessary or advisable in connection with the management
and administration of the Partnership.
            LIABILITY OF PARTNERS. i. Subject to Sections 1.05(b), 2.09 and 10.06, no Limited Partner shall have any personal liability whatsoever in its capacity as a Limited Partner, whether to the Partnership, to any of the Partners or to the creditors of the Partnership, for the debts, liabilities, contracts or any other obligations of the Partnership or for any losses of the Partnership. A Limited Partner shall be liable only to make its Capital Contribution (as defined below) and shall not be required to lend any funds to the Partnership or, after its Capital Contribution shall have been paid, subject to Sections 1.05(b), 2.09 and 10.06, to make any Additional Capital Contributions (as defined below) to the Partnership or to repay to the Partnership, any Partner, or any creditor of the Partnership all or any fraction of any negative amount of such Limited Partners Capital Account (as defined below).
            In accordance with the laws of the State of Delaware, a limited partner of a partnership may, under certain circumstances, be required to return to the partnership, for the benefit of partnership creditors, amounts, with interest thereon, previously distributed to such partner as a return of capital. If any court of competent jurisdiction holds that any Limited Partner is obligated to make any such payment, such obligation shall be the obligation of such Limited Partner and not of the General Partner.
            Neither the General Partner nor any of its Affiliates (as defined below) shall have any personal liability to any Limited Partner for the repayment of any amounts outstanding in the Capital Account of a Limited Partner, including but not limited to, Capital Contributions. Any such payment shall be solely from the assets of the Partnership.
            No creditor that makes a loan to the Partnership may have or acquire, at any time as a result of making the loan, any direct or indirect interest in the profits, capital or property of the Partnership, other than as a creditor or other than as a result of the exercise of the rights thereof.
            Except as provided under applicable law, neither the General Partner, in its capacity as such, nor any of its Affiliates, shall be liable for honest mistakes in judgment or for losses due to such mistakes or for the negligence of employees, brokers or other agents of the Partnership; rather, any liability of the General Partner or any of its Affiliates shall be limited to losses or damages that result from fraud, willful misconduct, gross negligence or bad faith on the part of the General Partner or an Affiliate thereof.
            PLACE OF BUSINESS. The principal place of business of the Partnership shall be in New York, New York, or such other place as the General Partner may, from time to time, determine.
            CERTAIN DEFINED TERMS. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):
       Additional Capital Contributions  has the meaning
specified in Section 2.01(a).
       Affiliate  means, when used with reference to a
specified Person, (i) any Person that directly or
indirectly through one or more intermediaries controls or
is controlled by or is under common control with the
specified Person, or (ii) any Person that is an officer or director of, partner in, or trustee of, or serves in a similar capacity with respect to, the specified Person or
of which the specified Person is an officer, partner or
trustee, or with respect to which the specified Person
serves in a similar capacity; and, when used with reference
to a natural Person, any Person who is related to the
specified Person by blood or marriage.
       Agreement has the meaning specified in the Preamble. Amended and Restated Limited Partnership Agreement
means the Amended and Restated Limited Partnership
Agreement of the Partnership dated January 1, 2005.
        Annual Report  has the meaning specified in Section
9.02.
       Arbiter Partners, LP  has the meaning specified in
Section 1.02.
       Beginning Value means, with respect to any Measuring Period, the Partnerships Net Asset Value at the beginning of that Measuring Period, determined as provided herein.
       Business Day  means any day when banks in New York
are open for business.
       Capital Account  has the meaning specified in Section
2.02(a).
       Capital Contributions  has the meaning specified in
Section 2.01(a).
       Class  has the meaning specified in Section
3.03(b)(iii).
       Closing Capital Account  means, with respect to any
Partner and any Measuring Period, the Partners Opening
Capital Account for such Measuring Period adjusted to take
into account the allocations specified in Section 2.05 but
prior to the debit, if any, in respect of a Special
Allocation for such Measuring Period or a withdrawal by
such Partner as of the end of such Measuring Period.
       Customer  or  Customers  has the meaning specified in
Section 3.03(b)(iii).
       Ending Value  with respect to any Measuring Period,
means the Partnerships Net Asset Value at the end of that Measuring Period (prior to the Special Allocation (if any)
for such Measuring Period), determined as provided herein.
       Fiscal Year  has the meaning specified in Section
1.03.
       General Partner  has the meaning specified in Section
1.02.
       General Partner Special Allocation has the meaning specified in Section 2.05(c).
       Indemnitee  has the meaning specified in Section
10.07.
       Independent Client Representative has the meaning specified in Section 3.03(b)(vi).
       Internal Revenue Code  means the Internal Revenue
Code of 1986, as amended, together with the regulations
promulgated thereunder.
       Limited Partner  has the meaning specified in the
Preamble.
       Limited Partnership Agreement means the limited partnership agreement of the Partnership dated March 1,
2001.
       Management Company  has the meaning specified in
Section 1.02.
       Management Fee  has the meaning specified in Section
3.02.
       Measuring Period  means the period commencing as of
the beginning of each month and terminating as of the end
of each month.
       Memorandum  has the meaning specified in Section
1.04.
       Net Asset Value  has the meaning specified in Section
2.06(a).
       Net Losses,  with respect to any Measuring Period,
means the excess of the Beginning Value over the Ending
Value, minus the amount of any distributions or withdrawals
during that Measuring Period, plus the amount of any
capital contributions to the Partnership during that
Measuring Period.  All calculations of Net Losses shall be
made after deduction of all general, administrative and
other operating expenses of the Partnership.
       Net Profits,  with respect to any Measuring Period,
means the excess of the Ending Value over the Beginning
Value, plus the amount of any distributions or withdrawals
during that Measuring Period minus the amount of any
capital contributions to the Partnership during that
Measuring Period.  All calculations of Net Profits shall be
made after deduction of all general, administrative and
other operating expenses of the Partnership.
       Notifying Partner  has the meaning specified in
Section 2.02(b).
       Opening Capital Account  has the meaning specified in
Section 2.03(a).
       Original Capital Contribution  has the meaning
specified in Section 2.01(a).
       Partners has the meaning specified in the Preamble. Partnership has the meaning specified in the
Preamble.
       Partnership Act  has the meaning specified in the
Preamble.
       Partnership Expenses  has the meaning specified in
Section 3.02(b).
       Partnership Percentage  has the meaning specified in
Section 2.04.
       Performance Period  means, with respect to each
Limited Partner, the period commencing as of the date of
admission of such Limited Partner to the Partnership and, thereafter, commencing as of the day following the last day of the preceding Performance Period with respect to such
Limited Partner, and, in each case, ending at the close of
business on the first to occur of the following:   (A) the
last day of a Fiscal Year; (B) the effective date on which a Limited Partner retires from the Partnership pursuant to
Article V herein; and (C) the effective date on which the Partnership is dissolved pursuant to Article VII herein. Notwithstanding Clause (A) of the immediately preceding sentence, the initial Performance Period with respect to any Capital Contribution shall be deemed to terminate upon the last Business Day of the month in which the relevant lock-up period terminates.
       Person means any individual, partnership, joint venture, corporation, limited liability company, unincorporated organization or association, trust
(including the trustees thereof in their capacity as such), government (or agency or subdivision thereof) or other entity.
       Second Amended and Restated Limited Partnership
Agreement means this Second Amended and Restated Limited Partnership Agreement dated as of October 1, 2005.
       Security or Securities has the meaning specified in Section 1.04(a).
       Segregated Account  has the meaning specified in
Section 2.02(b)(i).
       Special Allocation  has the meaning specified in
Section 2.05(c).
       Tax Matters Partner  has the meaning specified in
Section 10.08.
       Treasury Regulations means the final, temporary and proposed regulations issued under the Internal Revenue
Code.
       Valuation Day  has the meaning specified in Section
2.06(b)(i).


Capital Accounts
            CONTRIBUTIONS. ii. Each Partner has paid cash, or conveyed by way of contribution certain marketable Securities, in the amount set forth beside its name at the end of this
Agreement ( Original Capital Contribution ). Original Capital Contributions and additional capital contributions ( Additional Capital Contributions, and, together with the Original Capital Contributions, the Capital Contributions ) may be made in cash and/or marketable Securities, subject to the General PartnerFs approval of such Securities, on the first Business Day of each month, subject to acceptance by the General Partner, in its sole discretion, or at such other time as determined by the General Partner, in its sole discretion. Unless otherwise determined by the General Partner in its sole discretion, the Original Capital Contribution of each Limited Partner shall be in an amount that is not less than $1,000,000, and any Additional Capital
Contribution of any Limited Partner shall be in an amount that is not less than $250,000.  The General Partner has the
authority, in its sole discretion, to reject the Capital
Contribution of any Person for any reason whatsoever, including, without limitation, the Capital Contribution of any Person which, by virtue of its Capital Contribution, would cause the Partnership to be deemed an investment company under the
Investment Company Act of 1940, as amended (the  Investment
Company Act ), and the Capital Contribution of any person that would cause the Partnership to fail to satisfy the private
placement exception to treatment as a publicly traded
partnership set forth in Treasury Regulation Section 1.7704-
1(h).  The General Partner shall be entitled to receive
allocations and distributions on any and all Capital
Contributions made by it to the same extent as though such
Capital Contributions were made by a Limited Partner.
            The General Partner may only accept Capital
Contributions of marketable Securities that would not constitute prohibited investments of the Partnership hereunder. Each
Limited Partner who contributes marketable Securities to the Partnership hereby consents and agrees to pay to the
Partnership, if so requested, concurrently with the making of such contribution, and as a further Capital Contribution, or alternatively, to have deducted from the value of such
Securities, such amount as the General Partner may determine to cover all costs in connection with holding, transferring and/or selling such Securities. Marketable Securities contributed to the Partnership shall be valued at their closing price on the day immediately preceding the date of such contribution,
provided, however, that such securities may be valued at a
different price as mutually agreed upon by the General Partner and the contributing Limited Partner.
            The General Partner may subscribe for Limited
Partnership interests and shall be treated as a Limited Partner to the extent that it does so purchase or become the transferee of a Limited Partnership interest, except as expressly provided herein.
            CAPITAL ACCOUNTS.  iii.  There shall be established
for each Partner on the books of the Partnership a capital
account ( Capital Account ). The provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with Section 1.704-1(b)(2)(iv) of the Treasury Regulations.
            In the event that any Partner notifies the General Partner that such Partner (the Notifying Partner ) is precluded from participating in certain types of investments and, if so requested by the General Partner, not later than seven Business
Days after such notice, the General Partner shall have received a written opinion (in form and substance satisfactory to it) of such Notifying Partners counsel (satisfactory to it) to the
effect that it is highly probable that the making of such types of investments by such Partner would result in a violation of any law or regulation of the United States of America or any state thereof in any such case applicable to such Partner or to the Partnership, then the General Partner, in its sole
discretion, may create a special account (a  Segregated
Account ) for the Partners that may participate in such
investments in accordance with the following provisions:
            for any time during which the Partnership holds
any investment of such type, the Capital Accounts of the
Partners other than the Notifying Partner shall be
maintained on a segregated basis, but otherwise in
accordance with the provisions of this Article II;
            the Notifying Partner shall not have any
beneficial interest in a Segregated Account and the
Partners other than the Notifying Partner shall not have
any beneficial interest in the Capital Account of the
Notifying Partner;
            the Partnership Percentages (as defined in
Section 2.04), Opening Capital Accounts (as defined in
Section 2.03) and Closing Capital Accounts (as defined in
Section 2.05) of the Notifying Partner shall be determined independently of a Segregated Account, and vice versa; and
            securities will be purchased in a Segregated
Account, held there and eventually sold out of such
Segregated Account (or transferred from such account to the
regular account, in the sole discretion of the General
Partner, at such time as the Notifying Partner is no longer
precluded from participating in such investment).
            The General Partner may also, with the consent of the affected Partner, create a Segregated Account for the benefit of such Partner for any reason that the General Partner, in its sole discretion, may determine.
            The General Partner shall determine in which, if any, alternative investments a Notifying Partner will invest in lieu of the investments in a Segregated Account.
            In determining whether to create a Segregated Account, the General Partner may consider whether such Segregated Account would violate, or cause the Partnership to violate, any applicable law or regulation and whether the Segregated Account would be treated as a separate entity for purposes of the 25%
Test, as described in the Memorandum.
            OPENING CAPITAL ACCOUNTS. iv. There shall be established for each Partner on the books of the Partnership as of such Partners admission to the Partnership and, thereafter, as of the beginning of each Measuring Period, an opening capital account ( Opening Capital Account ).
            For the Measuring Period as of which a Partner was admitted to the Partnership, the value of its Opening Capital
Account shall be the amount of its Original Capital
Contribution.
            For each Measuring Period thereafter, such Partners Opening Capital Account shall be an amount equal to such
Partners  Closing Capital Account  for the immediately
preceding Measuring Period, increased by the amount of any
Additional Capital Contributions made by such Partner as of the opening of the Measuring Period in question, reduced by (i) any Special Allocation debited to such Partners Capital Account as of the close of such preceding Measuring Period and (ii) any withdrawals made from such Capital Account effective as of the close of such immediately preceding Measuring Period.
            PARTNERSHIP PERCENTAGES. On the first day of each Measuring Period, the Partnership shall establish a percentage on its books for each Partner (the  Partnership Percentage ).
The Partnership Percentage of a Partner for a particular
Measuring Period shall be determined by dividing the balance of the Partners Opening Capital Account for such Measuring Period by the sum of the Opening Capital Accounts of all of the
Partners for such Measuring Period.  The sum of the Capital
Account Percentages of all Partners shall at all times equal one hundred percent (100%), so that admissions of new Partners, Additional Capital Contributions by the General Partner or any Limited Partner, and withdrawals shall require recalculation of the affected Partnership Percentages.  The Partnership
Percentages for each Measuring Period shall be filed with the records of the Partnership.
            CLOSING CAPITAL ACCOUNTS (ALLOCATIONS). v. Each Partners Capital Account shall from time to time be:
            increased by (A) the amount of any Additional
Capital Contributions made by the Partner and (B) the
positive adjustments to the Partners Capital Account
provided for in this Section 2.05; and
            decreased by (A) the amount of cash and the fair
market value of other property distributed to or withdrawn
by the Partner and (B) the negative adjustments to the
Partners Capital Account provided for in this Section
2.05.
            Except as provided in Section 2.02(b), at the end of
each Measuring Period, the Capital Account of each Partner,
including the General Partner, shall be tentatively credited to reflect the Net Profits or debited to reflect the Net Losses of the Partnership during the Measuring Period then ended, in
proportion to the Partners respective Partnership Percentages.
            Notwithstanding Section 2.05(b), after giving effect
to the allocations provided for in Sections 2.05(b) and 2.05(d), the amount, if any, of Net Profits tentatively credited to the Capital Account of each Limited Partner for each Measuring
Period shall be allocated between each Limited Partner and the General Partner as follows:
            at the end of each Performance Period, the
Capital Account of each Limited Partner shall be debited in
an amount equal to the Special Allocation, if any,
calculated with respect to such Limited Partner and the
Capital Account of the General Partner shall be credited in
an amount equal to such Special Allocation; and
            on the day on which a Limited Partner makes any withdrawal from the Partnership, the Capital Account of such Limited Partner shall be debited in an amount equal to
the portion of the Special Allocation calculated with
respect to such Limited Partner as of such date (as if such
date were the last day of a Performance Period) as is in
proportion to the reduction of such Limited Partners
Capital Account (which proportion shall be equal to the
ratio of the amount withdrawn to the amount of such Limited
Partners Capital Account immediately before giving effect
to such withdrawal), as adjusted for any Limited Partner
whose Capital Account may consist of Capital Contributions
that are subject to distinct Special Allocation percentages
pursuant to this Section 2.05(c)), and the General
Partners Capital Account shall be credited in an amount
equal to such portion of such Special Allocation.
All tentative allocations shall become final allocations for all purposes, after taking into account the Special Allocations, if any, at the times specified in paragraphs (i) and (ii) of this
Section 2.05(c).
            The Special Allocation means with respect to each Limited Partner for each Performance Period, 15% of the excess, if any, of such Limited Partners Closing Capital Account for such Performance Period over 105% (prorated with respect to a Performance Period of less than 12 months) of such Limited
Partners Opening Capital Account for such Performance Period, provided, however, that the Special Allocation shall be charged at a rate of 20% to the extent that it is attributable to a
Limited Partners Capital Contribution that was made prior to
October 1, 2005 and which was made subject to a one year lock-up period. Notwithstanding anything herein to the contrary, no
Special Allocation shall be allocated from any Limited Partners Closing Capital Account unless such Limited Partner has achieved a rate of return of at least five percent (5%) per annum on its then current investment in the Partnership since (i) the last date on which a Special Allocation was made with respect to such Limited Partner, other than any Special Allocation made pursuant to a withdrawal by such Limited Partner, or (ii) if no Special Allocation has been made with respect to such Limited Partner other than any Special Allocation made pursuant to a withdrawal by such Limited Partner, the date of such Limited Partners
admission to the Partnership.  Appropriate adjustments shall be made to the foregoing calculations to take into account any
Capital Contributions made other than as of the first day of a
Fiscal Year and any withdrawal made other than as of the last day of a Fiscal Year.
            Notwithstanding anything to the contrary contained herein, no allocation of Net Losses shall be made pursuant to this Section 2.05 to the Capital Account of any Limited Partner
to the extent that it would cause or increase a deficit balance in the Limited Partners Capital Account as of the end of the Measuring Period to which the allocation relates. Solely for purposes of this Section 2.05(d), the balance of a Limited
Partners Capital Account shall be reduced by the amounts
described in Treasury Regulation Sections 1.704-
1(b)(2)(ii)(d)(4), (5) and (6).  The amount of any Net Losses that, but for this Section 2.05(d), would otherwise be allocated to a Limited Partner shall be allocated and charged to the
Capital Account of the General Partner.
            Notwithstanding anything to the contrary contained herein, any Partner that unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation
Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) that creates or
increases a deficit balance in the Partners Capital Account
shall be allocated items of gross income and gain in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the deficit balance as quickly as
possible (but only to the extent that a deficit would exist
after crediting to such Capital Account any amount which such
Partner is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to Section 1.704-1(b)(2)(ii)(c) of the Treasury Regulations and
the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Treasury Regulations and after all allocations provided for in this Agreement have been tentatively made). The foregoing is intended to be a qualified income offset provision as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted and applied in all respects in accordance with such Treasury Regulations.
            Notwithstanding anything to the contrary contained herein, gain or loss on the sale, exchange or other disposition of any security contributed to the Partnership by the General
Partner shall be treated in accordance with Internal Revenue
Code Section 704(c) and the Treasury Regulations thereunder.
            Non-recourse deductions (as defined in Section 1.704-2(b)(1) of the Treasury Regulations) for which no Partner bears any economic risk of loss shall be allocated among the Partners in proportion to their Partnership Percentages.
            Non-recourse deductions for which a Partner bears the economic risk of loss shall be allocated to the Partner who bears the economic risk of loss with respect to the non-recourse debt to which such non-recourse deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).
            Notwithstanding anything to the contrary contained herein, if there is a net decrease in Partnership Minimum Gain, as defined in Section 1.704-2(d) of the Treasury Regulations, during any fiscal year, except to the extent provided in Section 1.704-2(f)(2), (3), (4) or (5) of the Treasury Regulations, each Partner shall be specially allocated items of income and gain for such year (and, if necessary, subsequent years) in
proportion to, and to the extent of, an amount equal to the
portion of such Partners share of the net decrease in
Partnership Minimum Gain, determined in accordance with Section 1.704-2(g) of the Treasury Regulations. The items of income and gain to be so specially allocated pursuant to this Section
2.05(i) shall be determined in accordance with Section 1.704-
2(f)(6) of the Treasury Regulations. This Section 2.05(i) is intended to comply with the minimum gain charge-back requirement of Section 1.704-2(f) of the Treasury Regulations and shall be interpreted consistently therewith.
            Notwithstanding any provision of this Agreement to the contrary (except Section 2.05(i)), if there is a net decrease in Partner Minimum Gain, as defined in Section 1.704-2(i)(3) of the Treasury Regulations, attributable to a non-recourse debt for which a Partner is liable during any Fiscal Year, except to the extent provided otherwise in Section 1.704-2(j) of the Treasury Regulations, each Partner who has a share of the Partner Minimum
Gain attributable to such nonrecourse debt, determined in
accordance with Section 1.704-2(i)(5) of the Treasury
Regulations, as of the beginning of such Fiscal Year, shall be specially allocated items of income and gain for such Fiscal
Year (and, if necessary, subsequent years) in proportion to, and to the extent of, an amount equal to the portion of such
Partners share of the net decrease in Partner Minimum Gain attributable to such nonrecourse debt, determined in accordance with Section 1.704-2(i)(4) of the Treasury Regulations.  The items of income and gain to be so specially allocated pursuant to this Section 2.05(j) shall be determined in accordance with
Section 1.704-2(i)(4) of the Treasury Regulations. This Section 2.05(j) is intended to comply with the minimum gain chargeback requirement of Section 1.704-2(i)(4) of the Treasury Regulations
and shall be interpreted consistently therewith.
            Notwithstanding anything to the contrary contained herein, but subject to Sections 2.05(d) through (j), if any allocations are made pursuant to Sections 2.05(d) through
(j), subsequent allocations pursuant to this Section 2.05 shall be made to the extent not inconsistent with Treasury Regulations so that the net amount of any items allocated to each Partner shall, to the extent possible, be equal to the net amount that would have been allocated to each Partner if allocations
pursuant to Sections 2.05(d) through (i) had not been made.
            To the extent, if any, that expenses to be borne by
the General Partner are deemed to constitute items of
Partnership loss, expense or deduction rather than items of
loss, expense or deduction of the General Partner, the payment of such expenses by the General Partner shall be deemed a
capital contribution to the Partnership and such items shall be allocated 100% to the General Partner.
            To the extent that withholding or other taxes are incurred by reason of the status of one or more Partners, such taxes (and any refund thereof and costs associated with any such refund claim) shall be specially allocated to such Partner(s) as provided in Section 2.09.
            The foregoing provisions and the other provisions of
this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-
1(b) and shall be interpreted and applied in a manner consistent with those Regulations.
            NET ASSET VALUE AND VALUATION OF SECURITIES. vi. The Net Asset Value of the Partnerships assets shall be calculated by the General Partner, or any party designated by the General Partner, as of the last Business Day of each month and as of any other date determined by the General Partner in its sole discretion.  The Net Asset Value shall be equal to the difference between:
            the value of all assets of the Partnership,
including, but not limited to, securities, cash,
receivables, prepaid expenses and deferred charges and
fixed assets, less appropriate provisions for depreciation;
and
            the amount of all liabilities of the Partnership
and all proper reserves with respect thereto, including,
without limitation, brokerage fees, advisory fees,
professional, management and administrative fees, notes and
accounts payable and accrued expenses, including, without
limitation, deferred income and expense reimbursement.
            For purposes of determining the value of the assets of the Partnership at any time (including, without limitation, valuing Securities contributed by Partners as Original or
Additional Capital Contributions and for the purpose of
calculating the Partnerships Net Asset Value), the assets of the Partnership shall be valued as follows:
            Equities quoted on a stock exchange will be
valued on the day Net Asset Value is calculated (the
 Valuation Day ) based on the average settlement or closing
price of the relevant equity on the relevant Valuation Day,
or if no such settlement or closing price is available for
such equity on the relevant Valuation Day, such equity will
be valued at a price that the General Partner determines to
be fair, reasonable and appropriate.
            Equities traded over-the-counter will be valued
on the Valuation Day at the last reported bid price for all
long securities and the last reported offer price for all
short securities on or prior to the time of valuation
through the facilities of a recognized inter-dealer
quotation system (such as the NASDAQ national market
system), or if no such last reported price is available
from such system, such equities will be valued at a price
that the General Partner determines to be fair, reasonable
and appropriate.
            Fixed income securities listed on securities
exchanges or traded on other regulated markets shall be
valued at the last reported bid price for all long
securities and the last reported offer price for all short
securities on the principal securities exchange or market
on which such fixed income securities are traded as of the
close of business on such exchange or market.  In the
absence of reported prices on any Valuation Day, such fixed
income securities will be valued at a price that the
General Partner determines to be fair, reasonable and
appropriate.
            Indirect investments by the Partnership in mutual
funds or other investment vehicles will be valued at the
current available net asset value per share or comparable
valuation for such funds or other investment vehicles.
            With respect to open securities and open futures positions, unrealized profit or loss shall be included and the value shall be equivalent to the last settlement price
on any exchange on which a transaction in the applicable
security was effected or, failing which, shall be
equivalent to the most recent quotation by a clearing
broker or bank through which a transaction in the
applicable security was effected.
            The value of a written option not traded on an
exchange shall include as an asset an amount equal to the
premium received by the Partnership and as a liability an
amount reflecting the options market value at such time,
as determined by the General Partner.
            The value of a written option traded on an
exchange shall include as an asset an amount equal to the
premium received by the Partnership and as a liability an
amount equal to the last reported bid price on the
principal exchange on which such option is traded, or if no
such last reported price is available for such option, such
option will be valued at a price that the General Partner
determines to be fair, reasonable and appropriate.
            Where a written option expires either on its
stipulated expiration date or if the Partnership enters
into a closing purchase transaction, there will be a
realized gain (or loss if the cost of a closing purchase
transaction exceeds the premium received when the option is
sold) without regard to any unrealized gain or loss on the
underlying security, and the liability related to such
option shall be extinguished.
            The value of a purchased option not traded on an
exchange shall include as an asset the premium paid for
such option, which subsequently shall be adjusted to the
current market value of such option as determined by the
General Partner.
            The value of a purchased option traded on an
exchange shall include as an asset the premium paid for
such option, which subsequently shall be adjusted to the
current market value of such option.  The current market
value of a purchased option traded on an exchange shall be
the last reported offer price on the principal exchange on
which such option is traded, or in the case of an over-the-
counter option, the last offer price of at least one market
maker.
            The effect of valuing options as described in
clauses (ix) and (x) above is that if the current market
value of an option exceeds the premium paid, the excess
shall be an unrealized appreciation and, conversely, if the
premium exceeds the current market value, such excess shall
be an unrealized depreciation.
            Where no method of calculation of the value of an
asset is specified or where, in the opinion of the General
Partner, the method of calculation is unfair or
impractical, the General Partner shall use such method of
calculation as it considers fair and reasonable.
            The rate of exchange for converting the value of investments to dollars shall, in the case of securities denominated in currencies other than United States dollars,
be the rate quoted to the General Partner by its primary correspondent in that jurisdiction.
            The General Partner has the discretion to suspend the calculation of the Net Asset Value of the Partnership, from time to time, in such circumstances as the General Partner deems appropriate, including, among others:
            during any period when any of the principal
markets or stock exchanges on which a substantial portion
of the assets owned by the Partnership is closed (other
than for the ordinary holidays) or trading has been
restricted or suspended;
            during any state of affairs which, in the
judgment of the General Partner, constitutes an emergency
that would render a disposition of the assets owned by the Partnership impracticable or seriously detrimental to the
Limited Partners;
            when, for any reason, including a breakdown in
the means of communication normally employed in determining
the Net Asset Value of the Partnership, such Net Asset
Value cannot be promptly and fairly ascertained; and
            during any period when remittance or transfer of
moneys that will or may be involved in the realization of
or payment in respect of any of the investments owned by
the Partnership or the withdrawal of the Interests from the Partnership is not reasonably practicable, including any disruptions in the foreign exchange markets.
            Notwithstanding anything to the contrary contained in this Section 2.06, in the sole discretion of the General
Partner, the investments of the Partnership may be valued, from time to time, by and in accordance with the methods employed by a pricing service or services, selected from time to time by the General Partner in its sole and absolute discretion.
            This Section 2.06, together with Section 2.05(a), is intended to comply with Section 1.704-1(b)(2)(iv)(f) of the
Treasury Regulations and shall be interpreted and applied
consistently therewith.
            ALLOCATIONS FOR TAX PURPOSES.  vii.  For federal
income tax purposes, subject to Section 2.07(b) hereof,
Securities gains and losses shall be allocated, to the extent deemed feasible and equitable by the General Partner, in
accordance with the manner in which the aggregate of the
increase or decrease in the value of the Securities positions giving rise to such gains or losses was added to or deducted from the Capital Accounts of the Partners, and other items of income or deduction shall be allocated as nearly as is
practicable, in accordance with the manner in which such other items were allocated to such Capital Accounts.
            Section 2.07(a) shall be interpreted and applied in a manner consistent with the requirements of Sections 704(b) and
704(c) of the Internal Revenue Code and the Treasury Regulations
with respect thereto (including Section 1.704-
1(b)(2)(iv)(f)(4)), and without limiting the foregoing, all precontribution gain or loss with respect to property contributed by the General Partner shall, in all events on or before the date the General Partner ceases to be a Partner in the Partnership, be allocated to the General Partner.  Any
elections or other decisions relating to allocations under this
Section 2.07(b) (including with respect to aggregating
Partnership property) shall be made by the General Partner in a manner that in its judgment and discretion reasonably reflects the purpose and intention of this Agreement and Sections 704(b)
and 704(c).
            Without limiting the foregoing, in the discretion of
the General Partner upon the withdrawal of any Partner from the Partnership (i) if the cumulative allocations of Net Profits
(reduced by Capital Account debits on account of Special
Allocations) and Net Losses are algebraically greater than the cumulative allocations of taxable income, gains, losses and deductions (in each case treating income and gain as positive and losses and deductions as negative) to such withdrawing
Partner, the General Partner may increase the amount of taxable capital gain (or decrease the amount of taxable capital loss) allocable to the withdrawing Partner and reduce the amount of taxable capital gain (or increase the amount of taxable capital loss) allocable to the remaining Partners for the taxable year including the date of withdrawal to the extent of such excess, and (ii) if the cumulative allocations of taxable income, gains, losses and deductions are algebraically greater than the cumulative allocations of Net Profits (reduced by Capital
Account debits on account of Special Allocations) and Net Losses
(in each case treating income and gain as positive and losses and deductions as negative) to such withdrawing Partner, the
General Partner may decrease the amount of taxable capital gain
(or increase the amount of taxable capital loss) allocable to the withdrawing Partner and increase the amount of taxable
capital gain (or decrease the amount of taxable capital loss) allocable to the remaining Partners for the taxable year including the date of withdrawal to the extent of such excess.
            Foreign taxes paid or accrued by the Partnership for a Fiscal Year shall be tentatively allocated to the Partners in the same manner as the corresponding income (as reduced by any such taxes paid or accrued), subject to adjustment to the extent that the Partnership secures a refund of any foreign taxes
credited.
	(e)	Allocations made pursuant to this Section 2.07 may be
adjusted at any time by the General Partner to the extent the General Partner determines in good faith that such adjustments
(i) would more equitably reflect the economic alterations hereunder, or (ii) would otherwise be in the overall best interests of the Partners.
            DETERMINATION BY GENERAL PARTNER OF CERTAIN MATTERS.
All matters concerning the valuation of the assets and liabilities of the Partnership, including, without limitation, any valuation necessary for the allocation of profits, gains and losses among the Partners, including taxes thereon, and accounting procedures not expressly provided for by the terms of this Agreement shall be equitably determined in good faith by the General Partner, whose determination shall be final and binding on all Partners and former Partners. The General
Partner, in its discretion, may require that an equitable adjustment be made with respect to the determination and allocation of profits, gains and losses among Partners, including taxes thereon, and accounting procedures relating thereto. In such event, the General Partners determination shall be final and binding on all Partners and former Partners.
            CERTAIN WITHHOLDING TAXES. If an amount received by the Partnership is reduced by withholding tax or the Partnership itself is required to withhold or pay tax with respect to the share of Partnership income allocable to any Partner, then the General Partner, without limitation of any other rights of the Partnership, shall cause the amount of such tax when paid to be debited against the Capital Account of such Partner, and any amounts then or thereafter distributable to such Partner shall be reduced by the amount of such tax. If the amount of such tax is greater than any such distributable amounts, then such Partner and any successor to such Partners interest shall pay to the Partnership as a contribution to the capital of the Partnership, upon demand of the General Partner, the amount of such excess. If the General Partner determines that the cost associated with claiming a refund of any withholding tax will exceed such refund, it may, in its sole discretion, decide not to make such a claim. In addition, if a refund is not received within a year from the date such tax is withheld, the General
Partner may deem such tax to be nonrefundable.


Management
            DUTIES AND POWERS OF THE GENERAL PARTNER. (a) The management and administration of the Partnership shall be vested exclusively in the General Partner. The General Partner shall have all of the rights and powers of a general partner as provided under the Partnership Act and as otherwise provided by law, and any action taken by the General Partner shall constitute the act of, and serve to bind, the Partnership. The General Partner is hereby authorized and empowered to carry out and implement any and all of the objects and purposes of the Partnership including, by way of example and not limitation:
            to open, conduct and close accounts, including margin and discretionary accounts, with brokers (which may be Affiliates of the General Partner) and to pay the customary fees and charges applicable to transactions in all such accounts;
            to pay a member of an exchange, broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of an exchange, broker or dealer would have charged for effecting that transaction, if the General Partner determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage, administrative, information and research services provided by such member, broker or dealer (as contemplated by Section 28(e) of the Securities Exchange Act of 1934, as amended, which permits the use of soft dollars to obtain research and execution  services);
            to engage research consultants and to pay for research services provided to the Partnership;
            to open, maintain and close bank accounts and draw checks or other orders for the payment of monies;
            to organize one or more corporations formed to hold record title, as nominee for the Partnership, with respect to Securities or funds of the Partnership;
            to authorize any partner, director, officer, employee or other agent of the General Partner or agent or employee of the Partnership to act for and on behalf of the Partnership in all matters incidental to the foregoing;
            to make, in its sole discretion, any and all elections for federal, state, local and foreign tax purposes, including any election to adjust the basis of Partnership property pursuant to Section 754 of the Internal Revenue Code; and
            to enter into such custodial agreements as the General Partner may determine.
The General Partner is hereby authorized and empowered to carry out and implement any and all of the objects and purposes of the Partnership, including, by way of example and not limitation, to enter into, make and perform such contracts, agreements and other undertakings, and to do such other acts, as it may deem necessary or advisable or as may be incidental to or necessary for the conduct of the business of the Partnership, including, without in any manner limiting the generality of the foregoing, contracts, agreements, undertakings and transactions with the Management Company, any Partner or with any other person, firm or corporation having any business, financial or other relationship with the General Partner and/or any other Partner.
            The General Partner shall also be a Limited Partner to the extent that it purchases or becomes a transferee of all or any part of the interest of a Limited Partner, and to such extent shall be treated as a Limited Partner in all respects.
            The General Partner is hereby authorized to take any action it has determined in good faith to be necessary or desirable in order for (i) the Partnership not to be in violation of the Investment Company Act or any other material law, regulation or guideline applicable to the Partnership, (ii) the Partnerships assets not to be deemed to be plan assets for purposes of ERISA, or (iii) the General Partner not to be in violation of the Investment Advisers Act of 1940, as amended, or any other material law, regulation or guideline applicable to the General Partner, including making structural, operating or other changes in the Partnership by amending this Agreement, requiring the sale in whole or in part of any Partners interest in the Partnership or dissolving the Partnership. Any action taken by the General Partner pursuant to this Section 3.01(c) shall not require the approval of any Partner.
            COMPENSATION OF THE MANAGEMENT COMPANY AND OTHER EXPENSES OF THE PARTNERSHIP. viii. The Partnership shall pay the Management Company (or any other person or entity that may be affiliated with the General Partner) a fee at the rate of 1% per annum, payable monthly in advance, based on the Net Asset Value of the Fund as of the last Business Day of each month (the
 Management Fee ).  The Management Company and the General
Partner shall be entitled to receive from the Partnership, upon delivery of bills therefor, reimbursement of all out-of-pocket expenses constituting Partnership Expenses (as defined below) paid by the Management Company or the General Partner on behalf of the Partnership, including start-up and other organizational costs in respect of the Partnership, provided, however, that such reimbursement shall in no event include payments for the general overhead of the Management Company or the General
Partner.
            Subject to Section 2.05 herein, all expenses of operating the Partnership (the Partnership Expenses ) shall be borne by the Partnership, which expenses include, among others, expenses described in Section 3.01(a)(ii) and (iii) hereof;
taxes and other governmental charges imposed on the Partnership or its activities; accounting and audit fees (including tax compliance costs); expenses and liabilities incurred by the General Partner or its affiliates related to (x) any proxy fight, tender offer or similar investment strategy with respect to any investment or (y) any actual or threatened legal action or proceeding in connection with purchasing, selling or holding any investment; custodial fees; bank service fees and any other reasonable expenses related to the purchase, sale, holding or transmittal of Partnership assets as shall be determined by the General Partner in its sole discretion. Partnership Expenses shall be taken into account in determining net increases or net decreases in the Net Asset Value of the Partnership.
            ACTIVITY OF THE GENERAL PARTNER. ix. Although nothing herein shall require the General Partner to devote its full time and attention to the Partnership, the General Partner hereby agrees to use its best efforts in connection with the purposes and objectives of the Partnership and to devote such of its time and activity during normal business days and hours as it, in its sole discretion, shall deem necessary for the management of the affairs of the Partnership.
            The parties hereto acknowledge that:
            nothing contained in this Agreement shall preclude the General Partner (or any officer or employee thereof) from acting, consistent with the foregoing, as a director, officer or employee of any corporation, a trustee of any trust, a partner of any partnership, or an administrative official of any business entity, and from receiving compensation for services with respect to, or participating in profits derived from, the investments of any such corporation, trust, partnership or other business entity, or from investing in any investment media for its own account, including those in which the Partnership has invested;
            the General Partner may act as investment adviser, sponsor or general partner for other customers, accounts and pooled investment vehicles and may give advice, and take action, with respect to any of those customers, accounts and pooled investment vehicles which may differ from the advice given, or the timing or nature of action taken, with respect to the Partnership;
            because the General Partner may act as investment adviser, sponsor or general partner for other customers, accounts and pooled investment vehicles (individually, a
 Customer and collectively, Customers ), certain situations may arise in which the Partnership may hold one class (a Class ) of Security of an issuers capital structure while another Customer may hold a different Class of Security of the capital structure of the same issuer;
the General Partner will take such action as it deems appropriate and equitable to minimize potential conflicts of interest that may arise in this situation, and such actions may include, among others, (A) to the extent permitted by applicable law, the purchase by the Partnership from such Customer of a pro rata amount of such Customers Class, (B) to the extent permitted by applicable law, a sale by the Partnership of a pro rata amount of its Class to such Customer, and (C) the sale by the Partnership or such Customer of all of its Class to a third party; when practicable, the Partnership will arrange for a nationally recognized investment banking firm to value the Securities that the Partnership purchases from, or sells to, the Customer;
            where there is a limited supply of a Security, the General Partner will use its best efforts to allocate or rotate investment opportunities in a manner deemed equitable, but the General Partner cannot assure, and does not assume any responsibility for, equality among all accounts and Customers;
            the General Partner, its Affiliates, and the partners, shareholders, officers, directors and employees of the General Partner and such Affiliates may engage in transactions or cause or advise other Customers to engage in transactions that may differ from or be identical to the transactions engaged in by the General Partner for the Partnerships account;
            the General Partner has the authority to appoint a Person (the Independent Client Representative ) unaffiliated with the General Partner or any of its Affiliates to act as agent for the Partnership to give or withhold any consent of the Partnership required under applicable law to a transaction in which the General
Partner causes the Partnership to purchase Securities from, or sell Securities to, any advisory client of the General
Partner or its Affiliates; and
            the General Partner shall not have any obligation to engage in any transaction for the Partnerships account or to recommend any transaction to the Partnership that any of the General Partner, its Affiliates or any of the officers, directors or employees of the General Partner or the General Partners Affiliates may engage in for their own accounts or the account of any other customer, except as otherwise required by applicable law. To the extent permitted by law, the General Partner shall be permitted to bunch or aggregate orders for the Partnerships account with orders for other accounts.
            By reason of the General Partners investment advisory activities, the General Partner may acquire confidential information or be restricted from initiating transactions in certain Securities. It is acknowledged and agreed that the General Partner will not be free to divulge, or to act upon, any such confidential information with respect to the General
Partners performance of its responsibilities under this Agreement and that, due to such a restriction, the General
Partner may not initiate a transaction that the General Partner otherwise might have initiated.
            No Limited Partner shall, by reason of being a Limited Partner in the Partnership, have any right to participate in any manner in any profits or income earned or derived by or accruing to the General Partner, any of its Affiliates or their respective partners, directors, officers, employees or shareholders from the conduct of any business other than the business of the Partnership or from any transaction in Securities effected by the General Partner, any of its Affiliates or their respective partners, members, directors, officers, employees or shareholders for any account other than that of the Partnership.
            INTERESTED PARTNERS. The fact that the General Partner (or any officer or employee thereof) or one or more of the Limited Partners is directly or indirectly interested in or connected with any company or persons with which or with whom the Partnership may have dealings, including, but not limited to, the payment of brokerage commissions, research fees and other expenses, shall not preclude such dealings or make them void or voidable, and neither the Partnership nor any of the Partners shall have any rights in or to such dealings or any profits derived therefrom.
            PARTNERS TRANSACTIONS IN SECURITIES. Nothing in this Agreement shall restrict the General Partner (or any officers or employees thereof) or any other Partner from buying or selling securities for its own account, including securities of the same issuers as those held by the Partnership.
            RELIANCE BY THIRD PARTIES. Third parties dealing with the Partnership are entitled to rely conclusively upon the power and authority of the General Partner as herein set forth.
            REGISTRATION OF SECURITIES. Securities and other property owned by the Partnership shall be registered in the name of the Partnership or in the name of a nominee of the Partnership or of any bank or broker with whom the Partnership maintains securities or a securities account. Any corporation or transfer agent called upon to transfer any Securities to or from the name of the Partnership shall be entitled to rely on instructions or assignments signed or purporting to be signed by the General Partner without inquiry as to the authority of the person signing or purporting to sign such instructions or assignments or as to the validity of any transfer to or from the name of the Partnership. At the time of transfer, the corporation or transfer agent is entitled to assume (i) that the Partnership is still in existence, and (ii) that this Agreement is in full force and effect and has not been amended unless the corporation or transfer agent has received written notice to the contrary.


Admission of Partners
            NEW PARTNERS. x. The General Partner may admit one or more new Partners to the Partnership as of the first Business Day of each month or as of any other day in its sole discretion; provided, however, that each such new Partner shall execute a signature page to this Agreement, which execution shall be deemed to represent the execution of a counterpart of this Agreement.
            Upon the admission of a new Limited Partner, the computations to be made pursuant to the terms and provisions of
Article II (relating to Capital Accounts, participation in profits and ownership in the Partnership) shall be proportionately adjusted as the General Partner may determine.
            Unless otherwise determined by the General Partner, in its sole discretion, the number and character of Limited
Partners and the amounts of their respective Capital
Contributions shall at no time exceed such number or amount as would cause the Partnership to be required to register as an investment company under the Investment Company Act, and shall not cause the Partnership at any time to fail to satisfy the private placement exception to treatment as a publicly traded partnership set forth in Treasury Regulation Section 1.7704-
1(h). The General Partner may require Limited Partners to withdraw from the Partnership, in whole or in part, pursuant to
Section 5.03 in order to ensure compliance with this Section
4.01(c).
            ASSIGNABILITY OF INTERESTS. Without the written consent of the General Partner, exercised in its sole and absolute discretion, no Limited Partner may directly or indirectly transfer, sell, assign or hypothecate its interest in the Partnership, or any beneficial interest therein, in whole or in part, to any other Person, nor shall a Limited Partner be entitled to substitute any other Person for itself. In addition, as a condition to any transfer, sale, assignment or hypothecation of an interest in the Partnership or any beneficial interest therein, the General Partner may in its sole and absolute discretion require that a Partner deliver such opinions of counsel, certifications and/or other information deemed necessary by the General Partner, including, without limitation, such opinions of counsel, certifications and/or other information satisfactory to the General Partner to the effect that such transfer, sale, assignment or hypothecation does not require registration under the Securities Act of 1933, as amended, or any applicable laws or regulations of the United States, or any state or foreign laws governing the offer and sale of securities. Any purported assignment or hypothecation in contravention hereof shall be null and void ab initio.


Withdrawal from Capital Accounts by
Partners and Retirement of Partners/Distributions
            WITHDRAWALS AND DISTRIBUTIONS IN GENERAL. No Partner shall be entitled to receive distributions, withdraw any amount from such Partners Capital Account or withdraw from the Partnership, except as provided in this Article V and Section
8.02 hereof.
            VOLUNTARY WITHDRAWALS FROM CAPITAL ACCOUNTS. No Partner, except the General Partner, may withdraw all or any part of its Capital Account that is attributable to a Capital Contribution prior to the last Business Day of the calendar month which ends with or contains the third anniversary of the date such Capital Contribution is made to the Partnership (provided that any Limited Partner who, prior to October 1, 2005, made a Capital Contribution that was subject to a one year lock-up period, may withdraw any amounts attributable to such Capital Contribution, in accordance with the terms of the Amended and Restated Limited Partnership Agreement). Thereafter a Partner may make withdrawals attributable to such Capital Contribution, effective as of the last Business Day of any calendar quarter for payment in accordance with Article VI hereof. Capital Contributions shall be tracked separately for this purpose with respect to any Limited Partner that has made more than one Capital Contribution. Notwithstanding anything herein to the contrary, in the event that Mr. Paul J. Isaac ceases to serve as the Partnerships principal portfolio manager, each lock-up period shall be deemed terminated with respect to each Limited Partner as of the earlier of (i) the last Business Day of the month within which Mr. Isaac ceases to serve in such capacity or (ii) the last Business Day of the calendar quarter within which the initial thirty-six- (36-) month period (or twelve- (12-) month period, as applicable) following the date of the relevant Capital Contribution expires.
A Limited Partner shall deliver written notice at least 90 days prior to the proposed effective date of withdrawal to the General Partner, setting forth the amount proposed to be withdrawn or the basis on which the amount proposed to be withdrawn is to be determined. The General Partner, in its sole discretion, may waive all or part of the lock-up period with respect to a Capital Contribution and may permit a Limited
Partner to make a withdrawal as of a date other than any of the aforementioned withdrawal dates. The General Partner may withdraw all or any part of its Capital Account without notice to the Limited Partners.
            REQUIRED RETIREMENT OF A PARTNER. The General Partner may for any reason it determines (including, without limitation, death, insanity, dissolution, liquidation, insolvency, bankruptcy or avoidance of regulatory requirements), on 15 days prior written notice, require any Limited Partner to retire from the Partnership as of the last Business Day of the calendar quarter in which such notice is given or on such earlier date as determined by the General Partner, in its sole discretion. A Limited Partner who is so required to retire shall be entitled to receive the value of its Capital Account as of the effective date of its required retirement from the Partnership in the manner and at the time provided in Sections 6.02 and 6.03.
            EFFECT OF WITHDRAWAL OF ENTIRE CAPITAL ACCOUNT BY A LIMITED PARTNER. A Limited Partner who gives notice of withdrawal of all of its Capital Account shall be deemed to have retired from the Partnership as of the effective date of such withdrawal and shall be entitled to receive the value of its Capital Account as of the effective date of its retirement in the manner and at the time provided in Section 6.01.
            DEATH OF A LIMITED PARTNER. In the event the beneficial interest of a Limited Partner passes to its estate or another person by reason of its death, the General Partner may, at its sole discretion, with the consent of the Limited
Partners estate or the person or persons to whom such interest passed, admit the estate or such person as a Limited Partner to the Partnership as a successor to the deceased Limited Partner. Except as otherwise provided in the preceding sentence, the deceased Limited Partner shall be deemed to have elected to withdraw all of its Capital Account immediately after the last Business Day of the month in which such Limited Partner shall have died.
            DISTRIBUTIONS. As a general matter, the General Partner intends to reinvest income and capital gains. To the extent practicable, the General Partner may, in its sole discretion, cause the Partnership to make annual cash distributions of a portion of the Partnerships net investment income to a Limited Partner if such Limited Partner notifies the General Partner of such Limited Partners need to receive such distribution to pay federal and/or state taxes due from it on its taxable net investment income. The General Partner may also, in its sole discretion, make other distributions to the Limited Partners on a pro rata basis, based on the Limited Partners respective Capital Account balances, in amounts and at times that the General Partner determines.


Payment of Withdrawals
            TIME OF PAYMENT ON VOLUNTARY WITHDRAWALS. In the case of a voluntary withdrawal by a Limited Partner from its Capital Account, 95% of the amount withdrawn shall be paid within ten Business Days following the effective date of withdrawal. The remaining 5% will be paid within ten Business Days following the completion of the year-end audit of the Partnership, without interest. The amount to be paid to a Partner upon withdrawal shall be based upon the amount of such Partners Closing Capital Account as of the effective date of the withdrawal.
            TIME OF PAYMENT OF CAPITAL ACCOUNT ON REQUIRED RETIREMENT. In the case of the required retirement of a Limited Partner pursuant to Section 5.03, at least 95% of the amount of such Limited Partners Capital Account shall be paid to such Limited Partner within ten Business Days following the effective date of its retirement, and the balance shall be paid within ten Business Days following the completion of the year-end audit of the Partnership. The amount to be paid to a Partner upon withdrawal shall be based upon the amount of such Partners
Closing Capital Account as of the effective date of the withdrawal.
            MANNER OF PAYMENT OF WITHDRAWALS. Distributions to a withdrawing Partner shall be made in cash, in kind, or partly in cash and partly in kind, and the determination as to the manner in which such distributions shall be made shall be in the sole discretion of the General Partner. In the case of payments made in kind representing a portion of a private or illiquid investment, the entire private or illiquid investment shall be transferred to a special account and the withdrawing Limited Partner shall retain its interest in the special account until such time as the entire position can be liquidated at a fair price as determined by the General Partner in its sole discretion. The Partnership shall distribute the allocable proceeds of such special account to the withdrawing Limited Partner within ten (10) Business Days following the liquidation of such special account.
            LIMITATION ON PAYMENT OF WITHDRAWALS. The Partnership shall not be obligated to permit withdrawals representing, in the aggregate, more than fifty percent (50%) of the Net Asset Value of the Partnership on any withdrawal date. In the event the Partnership receives requests for withdrawals representing, in the aggregate, an amount in excess of fifty percent (50%) of the Net Asset Value of the Partnership on any withdrawal date, the General Partner shall have the right to reduce the amount of any such withdrawal request and carry forward to the next succeeding withdrawal date the unpaid balance of such withdrawal request. Notwithstanding anything to the contrary, the timing of all withdrawal payments shall be subject to (i) the ability of the Partnership to liquidate sufficient investments and repatriate sufficient funds to make such withdrawal payments and
(ii) the absence of any circumstance that, in the General
Partners sole discretion, would prevent the accurate determination of the Partnerships Net Asset Value.


Duration and Dissolution of the Partnership
            DURATION. The Partnership shall continue until it is dissolved and subsequently terminated, which dissolution shall occur upon the earliest of (i) December 31, 2050, (ii) a determination made by the General Partner at any time to liquidate and dissolve the Partnership for any reason in its sole and absolute discretion, (iii) the bankruptcy, insolvency or dissolution of the General Partner, (iv) the withdrawal of the General Partner, or (v) the entry of a decree of dissolution. Neither the admission of Partners nor the retirement, bankruptcy, death or insanity of a Limited Partner shall dissolve the Partnership.
            RESCISSION OF DISSOLUTION. Notwithstanding Section 7.01, the Partnership shall not be dissolved upon a withdrawal of the General Partner (within the meaning of the Partnership
Act) or the bankruptcy, insolvency or dissolution of the General Partner if within 90 days after such event the remaining
Partners holding interests representing a majority of the total interests in Partnership profits and capital agree in writing to continue the business of the Partnership and to the appointment, effective as of the date of the event, of a replacement general partner of the Partnership.


Winding Up of Partnership
            DESIGNATION OF PERSON TO WIND UP PARTNERSHIP. If the Partnership is dissolved pursuant to Section 7.01, the Partnership shall be wound up by the General Partner or, if the General Partner has been dissolved, is bankrupt or has previously withdrawn from the Partnership, then by the Person or Persons previously designated by the Partners or, if the Partners have made no such designation, by the Person or Persons designated by Limited Partners owning a majority in interest of the capital then in the Capital Accounts of all Limited
Partners.
            WINDING UP. Upon the dissolution of the Partnership, the General Partner (or the person picked to wind up the Partnership as provided for in Section 8.01 or as otherwise provided by law) shall proceed to wind up the affairs of the Partnership and in such winding up shall make the following distributions out of the Partnership assets, in the following manner and order (subject to the priorities of distribution required by applicable law):
            to payment and discharge of the claims of all creditors of the Partnership who are not Partners;
            to payment and discharge pro rata of the claims of all creditors of the Partnership who are Partners; and
            to the Partners in proportion to their Closing Capital Accounts (including any Segregated Account) for the Business Day on which dissolution takes place, without distinction between the General Partner and Limited
Partners. Any distribution under this Section shall be followed by an audited report as of the date of dissolution, comparable to the Annual Report required by
Section 9.02.


Books of Account and Reports to Partners
            BOOKS OF ACCOUNT. Proper books of account of the Partnership shall be kept on the accrual basis in accordance with U.S. generally accepted accounting principles by or under the supervision of the General Partner at the principal place of business of the Partnership, provided, however, that, as an exception to the Partnerships maintenance of its books of account in accordance with U.S. generally accepted accounting principles, the Partnership may amortize its organizational expenses over the five- (5-) year period immediately following the commencement of the Partnerships trading operations. The books of the Partnership shall be open to inspection by any Partner or its duly authorized representative at any reasonable time.
            ANNUAL REPORTS. Within 120 days after the close of each Fiscal Year, the General Partner shall mail to each Partner a written report (the Annual Report ), audited by the Partnerships certified public accountant, setting forth as of the end of such Fiscal Year:
            the assets and liabilities of the Partnership;
            the net operating profit or net operating loss of the Partnership for such Fiscal Year;
            the net realized and unrealized capital gains or losses of the Partnership for such Fiscal Year;
            the aggregate of such Partners Closing Capital Account and the manner of its calculation; and
            any information necessary to enable such Partner to prepare U.S. federal income tax returns.
            INTERIM REPORTS. The General Partner shall cause to be prepared and delivered to each Limited Partner an unaudited quarterly statement of its account and, in its sole discretion, may cause to be prepared and delivered to each Limited Partner any periodic information reports in addition to such quarterly statements of account.
            AUDIT OF BOOKS, DETERMINATION BY THE ACCOUNTANT. The books of account and records of the Partnership shall be audited as of the end of each Fiscal Year at the principal place of business of the Partnership by a certified public accountant designated from time to time by the General Partner. The determinations by the accountant for the Partnership relating to Partnership accounting matters shall be final and binding upon all Partners.
            ADJUSTMENT OF BASIS OF PARTNERSHIP PROPERTY. In the event of a distribution of Partnership property to a Partner or an assignment or other transfer (including by reason of death) of all or part of the interest of a Limited Partner in the Partnership, the General Partner, in its sole and absolute discretion, may cause the Partnership to elect, pursuant to
Section 754 of the Internal Revenue Code, or the corresponding provision of subsequent law, to adjust the basis of the Partnership property as provided by Sections 734 and 743 of the Internal Revenue Code. The General Partner does not intend to cause the Partnership to make an election pursuant to Section
754 of the Internal Revenue Code, unless required otherwise by applicable law.


Miscellaneous Provisions
            POWERS OF LIMITED PARTNERS; VOTING RIGHTS. xi. The Limited Partners shall take no part in the conduct or control of the Partnership business and shall have no authority or power to act for or to bind the Partnership, except as provided in
Section 10.01(b) hereof.
            The Partners shall have a right to vote (in person or by proxy) at a meeting (convened by the General Partner or any Limited Partner) with respect to the following matters:
            the Partners owning a majority in interest of the capital then in the Opening Capital Accounts of all
Partners shall be entitled to remove the General Partner,
but only upon (1) the breach by the General Partner of any material obligation under this Agreement, which if not cured could have a material adverse effect on the
Partnership; (2) the determination by the Limited Partners
that the General Partner has been grossly negligent in any material respect, or has engaged in fraud or willful misconduct in carrying out its duties under this Agreement;
(3) the General Partners conviction of a felony; and (4)
(A) the entrance of an order for relief against the General Partner under Chapter 7 of the bankruptcy law or the
General Partner (I) making a general assignment for the
benefit of creditors, (II) filing a voluntary petition
under the federal or any other bankruptcy law, (III) filing
a petition or answer seeking for the General Partner any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, (IV) filing an answer or other pleading admitting or failing to contest the material allegation of a petition filed against the General Partner
in any proceeding of this nature, or (V) seeking,
consenting to, or acquiescing in the appointment of a
trustee, receiver or liquidator of the General Partner or
of all or any substantial part of the General Partners
properties, or (B) 60 days after the commencement of any proceeding against the General Partner seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, if such proceeding has not been dismissed, or 60 days after the appointment without the
General Partners consent or acquiescence of a trustee,
receiver, or liquidator of the General Partner or of all or
a substantial part of the General Partners properties, if
the appointment is not vacated or stayed, or 60 days after
the expiration of any such stay, if the appointment is not
vacated;
            the Partners owning a majority in interest of the capital then in the Opening Capital Accounts of all remaining Partners shall be entitled to unanimously select
a general partner to replace the General Partner removed in accordance with paragraph (i) of this Section 10.01(b);
            upon an event of withdrawal of the General
Partner, the remaining Partners shall have the right to
appoint a replacement general partner to the extent
provided in Section 7.02;
            the Partners shall be entitled to designate a
Person or Persons to wind up the Partnership to the extent provided in Section 8.01; and
            the Partners shall have the right to vote with
respect to amendments to the Partnership Agreement as
provided in Section 10.03 hereof.
            POWER OF ATTORNEY. Each of the undersigned for itself does hereby constitute and appoint the General Partner, irrevocably its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign and file a Certificate of Limited Partnership of the Partnership and any amendment thereof or termination thereof as required by law and all such other instruments, documents and certificates which may from time to time be required by the laws of the United
States of America, the State of Delaware or any other city,
state or country in which the Partnership shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue or terminate the valid existence of the Partnership. Such representative and attorney-in-fact shall not, however, have any right, power or authority to amend or modify this Agreement when acting in such capacities.
            AMENDMENT. This Agreement may be modified or amended at any time by a writing signed by the General Partner and by Partners who hold limited partnership interests representing in the aggregate more than 50% of the capital then in the Opening Capital Accounts of all Partners as of the date such amendment is made; provided, however, that without the specific consent of each Partner affected thereby, no such modification or amendment shall reduce the Capital Account of any Partner or its rights of withdrawal with respect thereto or amend this Section; and provided further that without consent of any other Partner, the
General Partner may amend this Agreement:   (i) to reflect
changes validly made in the membership of the Partnership and the Capital Contributions of the Partners; (ii) to add to the representations, duties or obligations of the General Partner or surrender any right or power granted to the General Partner herein; (iii) to cure any ambiguity, or correct or supplement any provision herein which may be inconsistent with any other provision herein or any provision of relevant law (including amendments to the allocations provided for herein that may be appropriate in view of the Regulations under Section 704 of the Internal Revenue Code or otherwise to comply with relevant law), provided that any such ambiguity or inconsistency is resolved in a manner that the General Partner believes in good faith to be neutral or favorable to the Limited Partners or required by law;
(iv) to correct any printing, stenographic or clerical errors or omissions; (v) to ensure that the Special Allocation conforms to any applicable requirements of law (whether a requirement of the Securities and Exchange Commission or another regulatory authority, or otherwise); provided that no amendment shall provide for a Special Allocation with respect to any Limited Partner for any Performance Period in an amount greater than 15% of the aggregate Net Profits allocated to such Limited Partner during such Performance Period without the consent of such Limited Partner; and (vi) to make any other provision with respect to matters or questions arising under this Agreement that will not be inconsistent with the provisions of this Agreement, in each case so long as the change does not materially adversely affect the Limited Partners and no Limited Partner objects to such change in writing within 10 days of being advised thereof. In addition, in the event that the General Partner determines that amendment of this Agreement is necessary or desirable to permit it to continue to serve as General Partner and comply with applicable laws and rules and regulations of the Securities and Exchange Commission and other regulatory authorities then in effect, the General Partner may, upon 60 days prior written notice to the Limited Partners, make such changes to this Agreement without the consent of the Limited Partners so long as such changes do not adversely affect the rights of the Limited Partners granted herein.
            GENERAL. This Agreement: (i) shall be binding on the executor(s), administrator(s), custodian(s), heir(s) and legal survivor(s) of the Partners; (ii) shall be governed by, and construed in accordance with, the laws of the State of Delaware; and (iii) may be executed in several counterparts with the same effect as if the parties executing the several counterparts had all executed one counterpart as of the day and year first above written.
            NOTICES. Each notice relating to this Agreement shall be in writing and delivered in person or by certified or registered mail. All notices to the Partnership shall be addressed to:
			Broken Clock Management, L.L.C.
			149 Fifth Avenue
			15th Floor
			New York, New York 10010
			Attention:  Paul Isaac

All notices and reports shall be addressed to each Partner at its address as set forth in the Partnership records. Any Partner may designate a new address by notice to that effect given to the Partnership. Unless otherwise specifically provided in this Agreement, a notice shall be deemed to have been given to a Partner when deposited in a post office or a regularly maintained letter box addressed to a Partner at its address as shown in the Partnership records, or when delivered in person.
            LIMITED PARTNERS LIABILITY.  Nothing in this
Agreement nor any action taken under this Agreement, including the withdrawal of a Limited Partner, shall affect in any way the right of the Partnership to claim contributions in regard to liabilities or to the return of that part of a withdrawn Limited Partners Capital Contribution necessary to discharge applicable liabilities to the creditors of the Partnership, all in accordance with the applicable statutes and regulations applying to the Partnership.
            INDEMNIFICATION OF THE GENERAL PARTNER.  The
Partnership shall, subject to applicable law, indemnify the General Partner and its Affiliates (each, an Indemnitee ), and hold each of them harmless, from and against any and all claims, liabilities, damages, losses, costs, and expenses (including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and expenses of investigating or defending against any claim or alleged claim) of any nature whatsoever, known or unknown, liquidated or unliquidated, that are actually and reasonably incurred by any Indemnitee and arise out of or in connection with the business of the Partnership or the performance by such Indemnitee of any of the General Partners responsibilities hereunder; provided that an Indemnitee shall be entitled to indemnification hereunder only if such Indemnitees conduct did not constitute fraud, willful misconduct, bad faith or gross negligence, the Indemnitee acted in a manner reasonably believed to be in or not against the best interests of the Partnership and, with respect to any criminal action or proceeding, had no reasonable cause to believe its conduct was unlawful. The satisfaction of any indemnification and any holding harmless pursuant to this Section 10.07 shall come from and be limited to Partnership assets, and, except as otherwise provided herein, no Partner shall be personally liable on account thereof. Notwithstanding this Section 10.07 or any other provisions of this Agreement, no Indemnitee shall be indemnified or held harmless from any liability, loss, damage or expense incurred by it in connection with any claim or settlement involving allegations that any federal or state securities laws, were
violated by such Indemnitee unless:   (x) such Indemnitee
successfully defends such action, suit or proceeding or (y) such indemnification is specifically approved by a court of competent jurisdiction that shall have been advised of the current position of the Securities and Exchange Commission and any applicable state securities regulatory authority regarding indemnification for violations of federal or state securities laws, or independent legal counsel advises the Partnership that the matter of indemnification for violations of federal or state securities laws has been favorably settled by controlling precedent.
            CERTAIN TAX MATTERS. The Tax Matters Partner, as defined in Section 6231(a)(7) of the Internal Revenue Code, shall be the General Partner. The Tax Matters Partner is authorized to carry out, on behalf of the Partnership and at the Partnerships expense, all acts appropriate to such designation.
            DETERMINATION BY THE GENERAL PARTNER OF MATTERS NOT PROVIDED FOR IN THIS AGREEMENT. The General Partner shall decide any questions arising with respect to the Partnership or this Agreement that are not specifically and expressly provided for in this Agreement.



                  IN WITNESS WHEREOF, the undersigned has hereto executed and delivered this Agreement.

BROKEN CLOCK MANAGEMENT, L.L.C.
as General Partner


By:
Title:


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
August 8, 2005
Paul J. Isaac
Manager, Arbiter Partners, L.P.